Exhibit 99.3

PRESS RELEASE

Media Contacts:

Helen Kendrick, SunPower Corp.

+1-408-240-5585

hkendrick@sunpowercorp.com

Aude Colas des Francs, Total

+33-1-47-44-4705

aude.colas-des-francs@total.com

Total and SunPower Commission a New Solar Panel Manufacturing Plant in France

SunPower’s Porcelette Facility to Produce the Industry’s Highest Efficiency Solar Panels

De Vernejoul, France — May 24, 2012 — Total and its affiliate SunPower1(NASDAQ: SPWR), a Silicon Valley-based manufacturer of high efficiency solar cells, solar panels and solar systems, today announced the commissioning of a new photovoltaic solar panel manufacturing and assembly plant in the De Vernejoul industrial park in Porcelette, Eastern France.

The 3,300-square-meter plant is equipped with a 44 MWp2 production line and will roll out approximately 150,000 high efficiency solar panels annually. At this facility, SunPower’s Maxeon® solar cells, the most efficient technology available today, will be integrated and assembled into SunPower solar panels that will deliver a median efficiency of 20 percent. These solar panels will service the European residential and commercial rooftop markets.

The new production facility, SunPower Manufacturing De Vernejoul, will employ approximately 80 workers, with preference given to local residents.

“We believe our new De Vernejoul manufacturing facility, located at the heart of major European solar markets, allows us to supply the world’s highest efficiency solar panels to our customers,” said Marty Neese, SunPower chief operating officer. “This physical proximity to our French, Italian, German and Belgian customers will enhance our flexibility and shorten our delivery lead times, ramping up our ability to compete in today’s highly competitive market.”

“SunPower is the linchpin of Total’s solar activities. We intend to build on the quality and performance of its products as well as on its technological innovation to further grow solar energy,” emphasized Arnaud Chaperon, vice president, Electricity & New Energies at Total. “The new solar panel manufacturing facility, SunPower’s second in France alongside the facility in Toulouse, is further proof of our commitment to pursue growth internationally and in France. The opening of this plant, also demonstrates our dedication to developing jobs in the Lorraine region of eastern France.”

[1]	Total owns a 66% interest in SunPower.
[2]

A megawatt-peak (MWp) = 1 million peak watts. A peak watt, the unit used to rate the performance of photovoltaic collectors, will deliver 1 watt of electricity under standard conditions of 1,000 watts of light intensity per square meter and an ambient temperature of 25°C.

About Total

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow.

Total is striving to diversify its supply to help meet growing energy demand in the long term. The Group, with SunPower and its affiliate Tenesol, is a world leader in solar energy. Additionally, Total is actively engaged in many R&D projects focusing on renewable energies, in particular solar energy and biomass.

For more information, visit www.total.com

About SunPower Corp.

SunPower Corp. (NASDAQ: SPWR) designs, manufactures and delivers the highest efficiency, highest reliability solar panels and systems available today. Residential, business, government and utility customers rely on the company’s quarter century of experience and guaranteed performance to provide maximum return on investment throughout the life of the solar system. Headquartered in San Jose, Calif., SunPower has offices in North America, Europe, Australia, Africa and Asia. For more information, visit www.sunpowercorp.com

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